Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Zhihu Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE: ZH; HKEX: 2390)

GRANT OF RESTRICTED SHARE UNITS PURSUANT TO THE AMENDED AND
RESTATED 2022 SHARE INCENTIVE PLAN

On October 16, 2026, the Company granted an aggregate of 809,802 RSUs to certain eligible participants pursuant to the Amended and Restated 2022 Share Incentive Plan, subject to acceptances of the Grantees as well as the terms and conditions of the Amended and Restated 2022 Share Incentive Plan.

On October 16, 2026, the Company granted an aggregate of 809,802 RSUs to certain eligible participants pursuant to the Amended and Restated 2022 Share Incentive Plan, representing the same number of Class A Ordinary Shares and approximately 0.32% of the total Shares (on a one share one vote basis) in issue (excluding treasury shares) as at the date of this announcement.

Details of the Grants

The details of the RSUs granted to the Grantees are as follows:

Date of the Grants:	October 16, 2026
Grantees:	5 employees of the Group, who are eligible participants pursuant to the Amended and Restated 2022 Share Incentive Plan
Aggregate number of RSUs granted:	809,802 RSUs
Purchase price of the RSUs granted:	US$0.01 per RSU
Market price of the Class A Ordinary Shares on the date of the Grants:	HK$9.0 per Share, for Class A Ordinary Shares traded on the Stock Exchange on October 16, 2026.
US$3.5 per ADS, for ADSs traded on the New York Stock Exchange on October 15, 2026 (U.S. Eastern Time), being the trading day on the New York Stock Exchange immediately preceding the date of the Grants.

Vesting period:	As permitted under the Amended and Restated 2022 Share Incentive Plan, the RSUs granted to each of such employees have a mixed vesting schedule with a total vesting period (i.e. the period between the vesting commencement date and the last vesting date) of 48 months, where such RSUs shall be vested by several batches, with certain RSUs to be vested upon the first anniversary of the vesting commencement date and the last batch to be vested after 12 months of the vesting commencement date.
Performance target:	The vesting of certain RSUs to the Grantees is subject to the achievement of performance targets.
The Company will assess and evaluate the performance and the contribution of the Grantees based on a matrix of indicators that vary according to the roles and responsibilities of the Grantees. In the event of a failure to meet the applicable performance targets for a given period, the portion of the RSUs scheduled to vest in such period shall be void and forfeited.
Clawback mechanism:	Pursuant to the terms of the Amended and Restated 2022 Share Incentive Plan and the RSU award agreements, if a Grantee’s termination of service is by reason of cause set out in the Amended and Restated 2022 Share Incentive Plan or of misconduct events listed in the RSU award agreements, the Grantee’s right to the RSUs shall terminate concurrently with the termination of employment and all unvested RSUs shall immediately become void. In the event of termination of employment however occasioned, the Grantee’s right to unvested RSUs shall terminate and such RSUs shall be forfeited.
Arrangements for the Group to provide financial assistance to a Grantee to facilitate the purchase of Shares in relation to such RSUs:	None

REASONS FOR AND BENEFITS OF THE GRANT

The purpose of the Grants is to (i) promote the success and enhance the value of the Company by linking the personal interests of the Grantees to those of the Company’s Shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company’s Shareholders, and (ii) provide flexibility to the Company in its ability to motivate, attract, and retain the services of the Grantees upon whose judgment, interest, and special effort the successful conduct of the Company’s operation is largely dependent.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, as at the date of this announcement, none of the Grantees is (i) a Director, a chief executive, a substantial Shareholder, or an associate of any of them; (ii) a participant with options and awards granted and to be granted exceeding the 1% individual limit under Rule 17.03D of the Listing Rules; or (iii) a related entity participant or service provider with options and awards granted and to be granted exceeding 0.1% of the total issued Shares (excluding treasury shares) in any 12-month period up to and including the date of the Grant. None of the Grants will be subject to approval by the Shareholders.

NUMBER OF SHARES AVAILABLE FOR FUTURE GRANT

Following the grants above, 14,674,503 Shares remain available for future grants under the scheme mandate limit of the Amended and Restated 2022 Share Incentive Plan, and 521,933 Shares remain available for future grants under the service provider sublimit of the Amended and Restated 2022 Share Incentive Plan.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“Amended and Restated 2022 Share Incentive Plan”	the share incentive plan which is a ten-year incentive plan conditionally approved and adopted by our Company on March 30, 2022 and was resolved by the Board to be amended and restated, which was approved and adopted by the Shareholders on June 30, 2026
“ADS(s)”	American Depositary Share(s), each American Depositary Share representing three Class A Ordinary Shares
“Board”	the board of Directors
“Class A Ordinary Share(s)”	class A ordinary share(s) in the share capital of the Company with a par value of US$0.000125 each, conferring a holder of a class A ordinary share one vote per Share on any resolution tabled at the Company’s general meeting

“Class B Ordinary Share(s)”	class B ordinary share(s) of the share capital of the Company with a par value of US$0.000125 each, conferring weighted voting rights in the Company such that a holder of a class B ordinary share is entitled to ten votes per Share on any resolution tabled at the Company’s general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share
“Company”	Zhihu Inc. (“知乎”, formerly known as “Zhihu Technology Limited”), an exempted company with limited liability incorporated in the Cayman Islands on May 17, 2011
“Director(s)”	the director(s) of the Company
“Grant(s)”	the grant(s) of 809,802 RSUs to the Grantees pursuant to the Amended and Restated 2022 Share Incentive Plan on October 16, 2026
“Grantee(s)”	5 employees of the Group who are eligible participants under the Amended and Restated 2022 Share Incentive Plan and were granted RSUs under the Amended and Restated 2022 Share Incentive Plan on October 16, 2026
“Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China
“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“Reserved Matters”	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the articles of association of the Company (as amended from time to time), being: (i) any amendment to the memorandum of association or articles of association of the Company, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company
“RSU(s)”	restricted share unit(s)
“Share(s)”	the Class A Ordinary Share(s) and the Class B Ordinary Share(s) in the share capital of the Company, as the context so requires

“Shareholder(s)”	holder(s) of the Share(s)
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules
“substantial Shareholder(s)”	has the meaning ascribed to it under the Listing Rules
“treasury shares”	has the meaning ascribed to it under the Listing Rules
“weighted voting right”	has the meaning ascribed to it under the Listing Rules
“%”	percent

By Order of the Board Zhihu Inc. Yuan Zhou Chairman

Hong Kong, October 16, 2026

As of the date of this announcement, the Board comprises Mr. Yuan Zhou as an executive Director, Mr. Dahai Li, Mr. Zhaohui Li and Mr. Qu Chen as non-executive Directors and Ms. Hope Ni, Mr. Derek Chen and Dr. Li-Lan Cheng as independent non-executive Directors.